Exhibit 12.2

CONSUMERS ENERGY COMPANY

Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

In Millions, Except Ratios
	Six Months Ended	Year Ended December 31
	June 30, 2012	2011	2010	2009	2008	2007
Earnings as defined[1]
Pretax income from continuing operations	$330	$734	$688	$456	$562	$437
Exclude equity basis subsidiaries	-	-	-	-	-	-
Fixed charges as defined	136	287	296	313	276	293
Earnings as defined	$466	$1,021	$984	$769	$838	$730

Fixed charges as defined[1]
Interest on long-term debt	$119	$251	$246	$250	$229	$236
Estimated interest portion of lease rental	9	18	16	17	25	23
Other interest charges	8	18	34	46	22	34
Fixed charges as defined	$136	$287	$296	$313	$276	$293
Preferred dividends	2	3	3	3	3	3
Combined fixed charges and preferred dividends	$138	$290	$299	$316	$279	$296

Ratio of earnings to fixed charges	3.43	3.56	3.32	2.46	3.04	2.49

Ratio of earnings to combined fixed charges and preferred dividends	3.38	3.52	3.29	2.43	3.00	2.47

NOTES:

[1]	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.